Exhibit 3.15

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

R. L. POLK & CO.

(Pursuant to Section 242 of the General Corporation Law of Delaware)

R. L. POLK & CO., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of said R. L. POLK & CO. duly convened and held, resolutions were adopted setting forth a proposed amendment to the Certificate of Incorporation of said Corporation and declaring said proposed amendment advisable and providing that said proposed amendment be submitted for consideration to the stockholders of said Corporation entitled to vote in respect thereof. The resolution setting forth the proposed amendment is as follows:

BE IT RESOLVED: That Article IV of the Articles of Incorporation be amended to read as follows:

ARTICLE IV

The number of authorized shares of capital stock is sixty thousand (60,000) shares, all of which shares are without nominal or par value, and of its said authorized capital stock ten thousand (10,000) shares shall be Class A Preferred stock and fifty thousand

(50,000) shares shall be Common stock, all of which shares may be issued from time to time without action by the stockholders, for such consideration as may be fixed from time to time by the Board of Directors, and shares so issued, the full consideration for which has been paid or delivered, shall be deemed fully paid stock, and the holders of such shares shall not be liable for any further payment thereon.

The holders of Class A Preferred stock shall be entitled to receive out of the net earnings a cumulative dividend at the rate of Six Dollars ($6.00) per share per annum, when declared by the Board of Directors, payable quarterly, semi-annually, or annually as the Directors may from time to time determine, before any dividends shall be set apart for, or paid in any year on the Common stock. In any year after Class A Preferred stock has received its stipulated dividends and any arrearages thereof that may be due and unpaid, dividends may be declared and paid on the Common; provided, however, that should dividends be declared during any one fiscal year on Common which shall exceed $6.00 per share, then additional dividends shall contemporaneously therewith be declared on Class A sufficient to equalize the total dividends declared on Class A with the largest dividend declared for the same year on Common; further provided, that when the total dividend declared for such year on Class A shall aggregate $10.00 then Class A shall receive no more dividends for that year. Further distribution of dividends, if made during said year, shall be made to Common in such manner as the Board of Directors shall determine.

In case of liquidation, dissolution or termination of the corporation, either voluntary or otherwise, and after payment of all debts of the Company, the assets shall be applied first to the payment in full of the Class A Preferred stock at One Hundred Five Dollars ($105.00) per share, plus an amount equal to arrearages in cumulative dividends, if any, calculated to the date fixed for payment of the liquidation dividends, and after such payments have been made, the remaining assets and funds shall be paid to the holders of the Common stock according to their respective rights and shares.

The whole or any part of the said Class A Preferred stock may be purchased by the corporation, at any time, at public or private sale, at such price or prices as the Directors and the holders thereof may agree to. The corporation, through its Board of Directors, may from time to time and on three days’ written notice to the stockholder or stockholders at his or their address or addresses as shown on the books of the Company, redeem the whole or any part of the Class A Preferred stock at One Hundred Five Dollars ($105.00) per share, plus cumulative dividends accrued or in arrears. If less than the whole amount of the said Class A Preferred stock shall be so redeemed at any time, the stock to be redeemed shall be selected in such manner as the Board of Directors may determine. On and after the date fixed for such redemption, unless the corporation shall not, after proper demand, have paid to the holder, and/or the respective holders of the Class A Preferred stock so called for redemption the redemption price thereof, as herein prescribed, the Class A Preferred stock so called for redemption shall cease to be entitled to any dividends, and the holder and/or respective holders thereof shall have no further right or interest therein or thereon, or in the corporation, by reason of the ownership of such shares, except to receive payment therefor at the said redemption price upon presentation and surrender of his and/or their respective certificates therefor.

The purchaser of any share or shares of Class A Preferred stock shall take such share or shares subject to all the rights, privileges, restrictions and limitations of the holders thereof and shall be, and is obligated and bound to inquire from the proper officers of the corporation whether such shares have been called for redemption and, if called, the rights and privileges of the holder of such shares.

The holders of record of Class A Preferred stock shall have equal voting power with the holders of record of the Common stock at all stockholders’ meetings, each share thereof entitling the holder to one vote at all such meetings.

The presently issued and outstanding Class B stock shall be exchanged share for share for Common.

SECOND: That thereafter, at the annual meeting of stockholders of said Corporation duly called by the Board of Directors and held on May 13, 1963, the holders of more than a majority of the issued and outstanding shares of Class B stock, as well as the holders of more than a majority of all classes of the issued and outstanding shares of the corporation as required by the provisions of Section 242 of the General Corporation Law of Delaware, as amended, voted in favor of said amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of Delaware, as amended.

FOURTH: That the capital of said Corporation will not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said R. L. POLK & CO. has caused its corporate seal to be hereunto affixed and this Certificate to be signed by Walter J. Gardner, President, and Everett H. Wells, its Secretary, this 13th day of May, 1963.

R. L. POLK & CO.

By	/s/ Walter J. Gardner
Walter J. Gardner, President

and

By	/s/ Everett H. Wells
Everett H. Wells, Secretary